CUSIP No. 84476910

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           SOUTHWEST BANCSHARES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    84476910
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                       7    Sole Voting Power
                            0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             197,150 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                       10   Shared Dispositive Power
                            197,150 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             197,150 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [  ]

   13   Percent of Class Represented By Amount in Row (11)
             7.1%

   14   Type of Reporting Person
        PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[  ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                       7    Sole Voting Power
                            0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             197,150 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                       10   Shared Dispositive Power
                            197,150 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             197,150 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.1%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                       7    Sole Voting Power
                            0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             197,150 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                       10   Shared Dispositive Power
                            197,150 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             197,150 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.1%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [  ]

   6    Citizenship or Place of Organization
             United States

                       7    Sole Voting Power
                            0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              0 shares

                       10   Shared Dispositive Power
                            0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
        IN

             This is Amendment No. 2 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on April 23, 1997 (the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Southwest Bancshares, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 3.   Source and Amount of Funds or Other Consideration

             The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $6,166,818. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as Exhibit 2 and incorporated herein by reference.

   Item 4.   Purpose of the Transaction

             The Group's goal is to profit from appreciation in the market price of the Common Stock. This Amendment is being filed because the Partnership has recently purchased additional shares of the Common Stock.

             The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

             The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes. In particular, the Partnership has in part acquired Common Stock because the Issuer has announced plans to merge (the "Merger") with Alliance Bancorp ("Alliance"). (The Group has filed a Schedule 13D with respect to its holdings of the common stock of Alliance.) Plans for the Merger contemplate that holders of the Common Stock will exchange their Common Stock for shares of Alliance; therefore, after the Merger, the Partnership will hold a significant block of Alliance stock and will no longer hold any Common Stock. The Group currently does not oppose the Merger; however, the Group will continue to evaluate the Merger and consider the Group's options with respect to the Merger. By letter to the Issuer dated May 4, 1998, the Partnership requested access to certain shareholder materials, in order to maximize its options with respect to the Merger and the Issuer. A copy of that letter is attached as Exhibit 3.

             The Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

             The Group intends to continue to evaluate the Issuer and its business prospects and may consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

              (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 197,150 shares of the Common Stock that the Partnership owns, constituting approximately 7.1% of the issued and outstanding shares of the Common Stock, based on the 2,787,585 outstanding shares reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1998. Florence Nelson expressly disclaims beneficial ownership of such shares. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

              (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 197,150 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

              (c) The following transactions are the only purchases of the Common Stock made by the Partnership during the past sixty days, all of which were made in open market purchases on the Nasdaq National Market
   System:

               DATE            NUMBER OF SHARES           COST PER SHARE
             4/13/98                3,400                     $32.38
             4/14/98                6,000                     $32.00
             4/16/98                7,400                     $33.50
             4/17/98                8,400                     $33.50
             4/17/98                1,000                     $33.50
             5/14/98                3,800                     $32.50
             5/14/98                6,500                     $32.74
             5/18/98                2,100                     $32.63
             5/29/98                2,000                     $31.75
              6/1/98                2,600                     $31.75
              6/3/98                 650                      $31.88
              6/8/98                20,000                    $31.63

   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     June 12, 1998

                       LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP


                       By:       LaSALLE CAPITAL MANAGEMENT, INC.
                                 a General Partner

                            By:       /s/ Richard J. Nelson
                                      Richard J. Nelson, President


                       /s/ Richard J. Nelson
                       Richard J. Nelson


                       /s/ Peter T. Kross
                       Peter T. Kross


                       /s/ Florence Nelson
                       Florence Nelson